January 22, 2016

United States Securities and Exchange Commission

Washington, DC  20549

(202) 551-3457

Attn: Maryse Mills-Apeteng

RE:

Eternal Speech, Inc.

Withdrawal of Acceleration Request – Form S-1/A (file No: 333-205720)

Reference is made to our letter, filed as correspondence via EDGAR on January 21, 2016, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for January 23, 2016, at 4:30 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Yours truly,

/s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589